CERTIFICATE OF DESIGNATION

OF
SERIES A PREFERRED STOCK
OF
CONIFER HOLDINGS, INC.

Pursuant to Section 302(3) of the Michigan Business Corporation Act

Pursuant to Section 302(3) of the Michigan Business Corporation Act (the “MBCA”), Conifer Holdings, Inc., a corporation duly organized and validly existing under the laws of the State of Michigan (the “Corporation”), in accordance with the provisions of Section 302(3) thereof, does hereby submit the following:

WHEREAS, the Second Amended and Restated Articles of Incorporation of the Corporation (as amended, restated, supplemented, or otherwise modified from time to time, the “Articles of Incorporation”) and the MBCA authorize the issuance of 10,000,000 shares of Preferred Stock of the Corporation, issuable from time to time, in one or more series, with such designations and such relative voting, dividend, liquidation and other rights preferences and limitations and authorizes the Board of Directors of the Corporation (the “Board”), subject to the limitations under applicable Michigan law, to fix the rights, powers and duties thereof, without any shareholder vote; and

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designations, rights, preferences, powers, restrictions, and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide authority for the Corporation to issue and designate 1,000 shares of the Preferred Stock to be known as “Series A Preferred Stock” (each such share, a “Series A Preferred Share” and collectively, the “Series A Preferred Shares”) and does hereby in this Certificate of Designation (this “Certificate of Designation”) establish and fix and herein state and express the designations, rights, preferences, powers, restrictions, and limitations of such Series A Preferred Shares as follows:

Section 1.         General Matters; Ranking.

2.01 The Corporation may, without notice to or consent of the Holders of the then outstanding Series A Preferred Shares, authorize and issue additional Series A Preferred Stock by filing an amendment to this Certificate of Designation with respect to such additional shares.

2.02 Each Series A Preferred Share shall be identical in all respects to every other Series A Preferred Share. The Series A Preferred Shares, with respect to dividend rights and distribution rights upon the liquidation, winding-up or dissolution of the Corporation, shall rank senior to any Junior Securities.

2.03 The Series A Preferred Shares that are redeemed, converted, or otherwise acquired by the Corporation pursuant to this Certificate of Designation shall be cancelled and shall resume the status of authorized but unissued Preferred Shares of the Corporation, undesignated as to series.

Section 2.         Standard Definitions.

As used herein with respect to the Series A Preferred Shares:

“Bylaws” means the Amended and Restated Bylaws of the Corporation, as they may be amended or restated from time to time.

“Common Stock” means the common stock, no par value, of the Corporation.

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the Series A Preferred Shares in accordance with the terms hereof.

“Dividend Payment Date” means the first day of each fiscal quarter following the Initial Issuance Date (January 1, April 1, July 1 and October 1).

“Floor” means a rate of interest equal to 8.0% per annum.

“Fundamental Transaction” means any event pursuant to which (a) the Corporation and its subsidiaries effects (i) any merger of the Corporation with (but not into) another Person, in which shareholders of the Corporation immediately prior to such transaction own less than a majority of the outstanding stock of the surviving entity, or (ii) any merger or consolidation of the Corporation into another Person, (b) the Corporation effects any sale of thirty-five percent (35%) or more, on a consolidated basis, of the Corporation’s and its subsidiaries’ assets, (c) any tender offer or exchange offer approved or authorized by the Corporation’s Board of Directors is completed pursuant to which holders of at least a majority of the outstanding Common Stock tender or exchange their shares for other securities, cash or property, or (d) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property.

“Holder” means each Person in whose name any Series A Preferred Share is registered, who shall be treated by the Corporation as the absolute owner of such share of the Series A Preferred Stock for all purposes under this Certificate of Designation.

“Initial Issue Date” means December 20, 2023, the original issue date of the Series A Preferred Shares.

“Junior Securities” means collectively, the Common Stock and each other class or series of capital stock of the Corporation, now existing or hereafter authorized, classified or reclassified, the terms of which do not expressly provide that such class or series ranks on a parity basis with or senior to the Series A Preferred Stock as to dividend rights and rights on the distribution of assets on any Liquidation Event.

“Liquidation Event” means a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

“Maturity Date” means June 30, 2026.

“Parity Securities” means any equity security of the Corporation issued after the Initial Issue Date with terms specifically providing that such equity security ranks on a parity with the Series A Preferred Shares with respect to rights to the payment of dividends and/or distributions upon the liquidation, winding-up and dissolution of the Corporation’s affairs, as applicable.

“Person” means any individual, partnership, firm, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of any kind.

“Preferred Stock” means the preferred stock of the Corporation.

“Premium Amount” means the amount that would result in a 20.0%, compounded annually, annualized return to the Holder, on the portion of the Holder’s shares of Series A Preferred Shares being redeemed, taking into account the payment of the Series A Issue Price and the dividends actually received by such Holder on the Series A Preferred Shares pursuant to Section 3, calculated at the time of such redemption; provided, that the redemption premium shall not be less than $75,000. See Exhibit A for an illustrative example of this calculation.

“Purchase Agreement” means that certain Securities Purchase Agreement dated as of December 20, 2023, which shall be incorporated by reference into this Certificate of Designation.

“Series A Issue Price” means $6,000 per each share of Series A Preferred Stock.

“Series A Preferred Shares” shall have the meaning set forth in the recitals hereto.

“Series A Redemption Price” shall mean for each share of the Series A Preferred Shares, (i) the Series A Issue Price, plus (ii) the Premium Amount.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, an OTC market place or the OTCMarkets (or any successors to any of the foregoing).

Section 3.         Dividends.

3.01          General Obligation. The Holders of the Series A Preferred Shares shall be entitled to receive quarterly dividends, payable in cash, on each Dividend Payment Date, out of funds legally available therefor, from the Initial Issue Date and until the Maturity Date, at the annualized rate per share equal to the then-applicable Series A Dividend Rate on each share of Series A Preferred Shares (the “Series A Dividend”).

3.02          Preferential Payments to Holders of Series A Preferred Shares. No dividend shall be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in Junior Securities) unless the Series A Dividend has been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series A Preferred Shares.

3.03          Series A Dividend Rate. The “Series A Dividend Rate” shall mean a rate equal to the prime rate of Waterford Bank, N.A. (“Waterford Bank”) on the date that is 30 days prior to the applicable Dividend Payment Date plus 200 basis points, provided, however, that if the prime rate determined by Waterford Bank shall ever be less than the Floor, then the prime rate shall be deemed to be the Floor.

Section 4.         Liquidation Preference.

4.01          Liquidation Preference. In the event of any Liquidation Event, after the satisfaction in full of the debts of the Corporation and the payment of any liquidation preference owed to the holders of shares of capital stock of the Corporation ranking senior to the Series A Preferred Shares, pari passu with the holders of any Parity Securities by reason of their ownership thereof, but before any distribution or payment out of the assets of the Corporation shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash per share equal to the Series A Redemption Price.

Section 5.         Redemptions.

5.01          Optional Redemption. The Corporation shall solely have the right at the end of any fiscal quarter on or after the Initial Issue Date and up to and including the Maturity Date, to redeem, at its option, in whole or in part, the Series A Preferred Shares. Any such optional redemption shall be effected only out of funds legally available for such purpose. The Corporation may undertake multiple partial redemptions. Any redemption of the Series A Preferred Shares shall occur on a date set by the Corporation, subject to limitations contained in the first sentence of this Section 5.01 (the “Optional Redemption Date”), at an amount per share equal to the applicable Series A Redemption Price. The Series A Preferred Shares may be redeemed pro rata (unless otherwise agreed upon in writing by each Holder of Series A Preferred Shares), pursuant to Section 5.07.

5.02         Maturity Date. On the Maturity Date, any outstanding shares of the Series A Preferred Shares may be redeemed by the Corporation, but only out of funds legally available at an amount per share equal to the Series A Redemption Price, at the Corporation’s option. Any unredeemed Series A Preferred Shares shall be converted into Common Stock as provided in Section 7.

5.03 Redemption upon a Fundamental Transaction. Upon the consummation of a Fundamental Transaction, any outstanding shares of the Series A Preferred Shares shall be redeemed by the Corporation, but only out of funds legally available at an amount per share equal to the Series A Redemption Price.

5.04          Redemption Notice. The Corporation shall give written notice of redemption pursuant to either Section 5.01 or Section 5.02, as applicable (such notice, the “Redemption Notice”) to each Holder of Series A Preferred Shares not less than ten (10) days and not more than sixty (60) days prior to the Optional Redemption Date or the Maturity Date, as applicable. Such Series A Redemption Notice shall state:

(a)
the date upon which the redemption will occur;

(b)
the number of shares of Series A Preferred Stock held by the Holder that the Corporation shall redeem on the Optional Redemption Date or on the Maturity Date, as applicable;

(c)
the Series A Redemption Price (including a detailed calculation of the Series A Redemption Price); and

(d)
that the Holder is to surrender to the Corporation, in the manner and the place reasonably designated by the Corporation, the Holder’s certificates representing the Series A Preferred Shares to be redeemed.

5.05          Surrender of Certificates; Payment. On or before the Maturity Date or the Optional Redemption Date, as applicable, each Holder of outstanding Series A Preferred Shares shall surrender the certificate or certificates representing such shares (or, if such registered Holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement (without bond) reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place reasonably designated by the Corporation, and thereupon the Series A Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. If fewer than all shares represented by any such certificate are not redeemed, the Corporation shall issue a new certificate to the Holder thereof representing the shares not so redeemed.

5.06          Rights Subsequent to Redemption. Any Series A Preferred Shares that are redeemed or otherwise acquired by the Corporation shall be automatically canceled and shall resume the status of authorized but unissued shares of Preferred Stock and shall no longer be designated as Series A Preferred Stock.

5.07          Pro Rata Redemption. In the event that at any time fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to this Section 5, the redemption shall be made pro rata among all Holders of Series A Preferred Stock in proportion to the number of shares of Series A Preferred Stock then held by them, unless otherwise agreed upon by each holder of Series A Preferred Stock.

Section 6.         Voting Rights.

6.01          General. Holders of record of the Series A Preferred Stock, as such, will have no voting rights, except as required herein and by the MBCA. On any matter on which Holders are required to vote pursuant to the MBCA, such Holders will be entitled to one vote per share of Series A Preferred Stock. However, as long as any shares of the Series A Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Series A Preferred Stock, (i) alter, amend or modify the preferences, privileges or rights given to the Series A Preferred Stock, (ii) alter or amend this Certificate of Designation, or (iii) file any certificate of amendment or certificate of designations of preferences, limitations and relative rights of any series of the Series A Preferred Stock, if such action would adversely alter or change the powers, preferences or rights of the Series A Preferred Stock in a manner materially different than the effect of such actions on the Common Stock (regardless, in the case of clause (i), (ii) or (iii), of whether any of the foregoing actions shall be by means of amendment to the Articles of Incorporation of the Corporation or by merger, consolidation or otherwise).

6.02 Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the Holders (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Articles of Incorporation, the Bylaws, and applicable law.

Section 7.         Conversion.

7.01          No Optional Conversion. The outstanding Series A Preferred Shares shall only be convertible for Conversion Shares at the Maturity Date. The Series A Preferred Shares shall not be convertible at the option of the Holder. Shares of the Series A Preferred Stock converted into shares of the Common Stock in accordance with the terms hereof shall resume the status of authorized but unissued shares of Preferred Stock and shall no longer be designated as Series A Preferred Stock.

7.02 Automatic Conversion. On the Maturity Date, each outstanding shares of the Series A Preferred Shares, that has not otherwise been redeemed pursuant to Section 5, shall, without any further action by Holders and whether or not any certificates representing such shares are surrendered to the Corporation, automatically be converted into 4,000 shares of Common Stock (equal to the purchase price of $6,000 divided by 1.50), subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the Initial Issue Date (the “Automatic Conversion”). Upon the Automatic Conversion, the Holder shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that any certificates representing such shares of the Series A Preferred Stock shall not have been surrendered at the office of the Corporation or that any such certificates evidencing such Conversion Shares shall not then be actually delivered to such Holder.

7.03 Mechanics of Automatic Conversion.

(a) Delivery of Book-Entry Statement Upon Automatic Conversion. Not later than three (3) Trading Days after the date of the Automatic Conversion, the Corporation shall deliver, or cause to be delivered, to the converting Holder a book-entry statement evidencing the number of Conversion Shares being acquired upon the Automatic Conversion (or, subject to Section 6(c), a stock certificate representing such Conversion Shares upon request of the Holder).

(b) Reservation of Shares Issuable Upon Conversion. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series A Preferred Shares and payment of dividends on the Series A Preferred Shares, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holder (and the other Holders of the Series A Preferred Shares), not less than such aggregate number of shares of the Common Stock as shall be issuable upon the conversion of the then outstanding shares of the Series A Preferred Shares. The Corporation covenants that all shares of the Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

(c) Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Series A Preferred Shares. As to any fraction of a share which the Holder would otherwise be entitled to receive upon such conversion, the Corporation shall or round up to the next whole share.

(d) Transfer Taxes and Expenses. The issuance of certificates for shares of the Common Stock on conversion of the Series A Preferred Shares shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holders of such shares of the Series A Preferred Shares and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

(e) Status as Shareholder. Upon the Maturity Date, the Holder’s rights as a holder of such converted Series A Preferred Shares shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock.

Section 8.         Miscellaneous.

8.01           Book-Entry; Certificates. The Series A Preferred Stock will be issued in book-entry form; provided that, if a Holder requests that such Holder’s shares of the Series A Preferred Stock be issued in certificated form, the Corporation will instead issue a stock certificate to such Holder representing such Holder’s shares of the Series A Preferred Stock. To the extent that any shares of the Series A Preferred Stock are issued in book-entry form, references herein to “certificates” shall instead refer to the book-entry notation relating to such shares.

8.02 Exclusion of Other Rights. Except as may otherwise be required by law, the Series A Preferred Shares shall not have any voting powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this Certificate of Designation, inclusive of those voting powers, preferences and relative, participating, option or other special rights set forth in the Purchase Agreement and incorporated herein by reference.

8.03          Registration of Transfer. The Corporation shall keep at its principal office a register for the registration of Series A Preferred Shares. Upon the surrender of any certificate representing Series A Preferred Stock at such place, the Corporation shall, at the request of the record Holder of such certificate, execute and deliver (at the Corporation’s expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of Series A Shares represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of Series A Shares as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends shall accrue on the Series A Preferred Shares represented by such new certificate from the date on which dividends have been fully paid on such Series A Preferred Shares represented by the surrendered certificate.

8.04 Record Holders. To the fullest extent permitted by applicable law, the Corporation may deem and treat the Holder of any Series A Preferred Shares as the true and lawful owner thereof for all purposes.

8.05          Notices. The Corporation shall send all notices or communications to Holders of the Series A Preferred Shares pursuant to this Certificate of Designation in writing by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery, to the Holders’ respective addresses shown on the register for the Series A Preferred Shares.

8.06          No Preemptive Rights or Sinking Fund. The Holders will not be entitled to any preemptive or similar rights and will not have the benefit of any sinking fund.

8.07          Severability. If any portion of this Certificate of Designation shall be declared void or unenforceable by any court or administrative body of competent jurisdiction, such portion shall be deemed severable from the remainder of this Certificate of Designation, which shall continue in all respects valid and enforceable.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by the undersigned this 20th day of December, 2023.

CONIFER HOLDINGS, INC.

By:	/s/ Nicholas J. Petcoff

Name:	Nicholas J. Petcoff
Title:	Co-Chief Executive Officer

EXHIBIT A

To the CERTIFICATE OF DESIGNATION OF

SERIES A PREFERRED STOCK OF CONIFER HOLDINGS, INC.

Example of the Premium Amount if the Series A Dividend Rate is 10.0%

Dividend Rate 10.0%

Investment made on 12/15/23 $6,000,000

	12/15/23	3/15/24	6/15/24	9/15/24	12/15/24	3/15/25	6/15/25	9/15/25	12/15/25	Total

Years	-	0.25	0.50	0.75	1.00	1.25	1.50	1.75	2.00

Dividend		150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	1,200,000

Redemption Premium		144,300	293,800	446,500	602,000	759,000	923,000	1,091,000	1,260,000	1,260,000

Initial investment		6,000,000	6,000,000	6,000,000	6,000,000	6,000,000	6,000,000	6,000,000	6,000,000
		6,144,300	6,293,800	6,446,500	6,602,000	6,759,000	6,923,000	7,091,000	7,260,000
		102%	105%	107%	110%	113%	115%	118%	121%
		0.25	0.50	0.75	1.00	1.25	1.50	1.75	2.00

Compounded Annualized Return on Redemption Premium		10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
Return on Dividend Rate		10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
Total Compounded Annualized Return		20.00%	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%